Exhibit 99.1

Foresight: Elbit Systems will Deploy Foresight’s Breakthrough Technology with Order from Leading Defense Customer

Foresight licenses software across fleets of fully autonomous defense vehicles

Ness Ziona, Israel – April 3, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that Elbit Systems Ltd. (“Elbit”) will commercially deploy the Company’s cutting-edge software solution to a key customer in the defense industry, who will install it in its fully autonomous defense vehicles.

This marks the first time Foresight’s innovative 3D image processing software, recognized as a breakthrough technology by Israel’s Ministry of Defense, will be commercially licensed to one of Elbit’s end-customers. The Company believes this initial commercial deployment will lead to additional orders of software licenses from the same customer in the near future.

As previously announced on July 17, 2023, Foresight signed an exclusive commercialization agreement with Elbit after demonstrating the outstanding performance of its image processing software solution. Foresight’s solution will be offered to Elbit’s end customers as a component of advanced driver assistance systems (ADAS) for driving safety and for the autonomous platforms of unmanned combat and security ground vehicles for the defense, paramilitary, and homeland security markets.

“We are proud to deploy our groundbreaking software to an important defense industry player,” said Haim Siboni, CEO of Foresight. “ We believe that this first commercial delivery of our software license validates the importance of our technology and its valuable applications for the defense sector. It is a testament to our continuous drive to develop advanced solutions that have operational value and strategic advantages on the battlefield. This successful deployment may open the door to further adoption and additional orders from similar customers,” Siboni concluded.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Elbit’s prospective deployment of the Company’s software solution, the belief that this commercial deployment will lead to additional software licenses being ordered by the same customer, and the belief that this successful deployment will open the door to further adoption and additional orders from similar customers Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654